EXHIBIT 10.10













                     NONRECOURSE AGREEMENT


                             November 22, 1989




Decade Companies Income Properties -
  A Limited Partnership
Brookfield Lakes Corporate Center
18000 West Sarah Lane
Brookfield, Wisconsin  53005
Attention:  Mr. Jeffrey Keierleber

     Re:  The Meadows Apartments, Madison, Wisconsin

Dear Mr. Keierleber:

    This letter will evidence certain agreements which we have reached regarding the Four Million One Hundred Thousand and No/100 Dollars ($4,100,000.00) loan by Home Savings of America, F.A., a federal savings and loan association (the "Lender") to Decade Companies Income Properties - A Limited Partnership, a Wisconsin limited partnership (the "Borrower"), said loan being evidenced by, among other things, that certain Promissory Note Adjustable Interest Rate of even date herewith, executed by Borrower payable to the order of Lender in the original principal amount of Four Million One Hundred Thousand and No/100 Dollars ($4,100,000.00), as therein provided (the "Note"), and secured by, among other things, a Mortgage and Security Agreement against Borrower's fee simple interest in and to real and personal property located in Madison, Dane County, Wisconsin, and commonly known as 237-293 and 301-417 North Thompson Drive (the "Subject Property"). Reference to said Note, Mortgage and Security Agreement is hereby made for all purposes as if the same were set forth herein in their entirety.

     Notwithstanding any provision to the contrary contained in the Note, the Mortgage or in any other instruments securing the Note (collectively, the "Loan Documents"), the Note shall be nonrecourse against Borrower. Recourse in any suit for damages or any money judgment against Borrower for principal and interest on the Note shall be limited to (i) the Property and the income, including, among other things, rental income therefrom, (ii) any funds held by Lender pursuant to the Note or the Loan Documents,
(iii) insurance and condemnation awards and proceeds, and (iv) escrow and security deposits. Lender shall not be entitled to obtain a personal or deficiency judgment for nonpayment of any amount due under the Note or any Loan Document against Borrower, and no such judgment shall be sought or entered. Notwithstanding the foregoing, nothing in this paragraph shall prejudice the rights of Lender as against Borrower or any other entity now or hereafter liable under any guaranty, bond, lease, policy of insurance or other agreement which Borrower or such other entity may have given Lender for compliance with any of the terms, covenants, or conditions of the Note or any other Loan Documents that does not create personal liability on the part of Borrower for the payment of principal and interest on the Note. Borrower expressly understands and agrees that nothing contained in this paragraph shall in any manner constitute or be deemed to be a release or impairment of the indebtedness evidenced by the Note or an impairment of the lien of any of the Loan Documents or any other liens, assignments, rights or security interests securing the Note or shall otherwise affect or impair the enforceability of the Note or any other Loan Document except to the extent expressly provided above. Furthermore, nothing in this paragraph shall preclude Lender from foreclosing under any of the Loan Documents, from proceeding against any and all security held by Lender, or from enforcing any and all of Lender's rights and remedies at law or in equity, including, without limitation, the right to have a receiver appointed in case of a default under the Note or the Loan Documents, except to the extent expressly provided above.

    Notwithstanding the foregoing provisions, Borrower shall be fully liable to Lender for all accounts receivable from the Property, including such rents, issues and profits that accrue from and after the date of the occurrence of any default, notwithstanding any delay on the part of Lender in obtaining title, by foreclosure or otherwise, to the Property, and, to the extent permitted by law, for all damages (including, without limitation, attorneys' fees) incurred or suffered by Lender as a result of or in connection with (a) any intentional or willful fraud or misrepresentation by Borrower in connection with the delivery of the Note or the performance of Borrower's obligations under the Loan Documents, (b) the removal or disposition of any personal property or fixtures relating to the Property in violation of any Loan Documents, or (c) the conversion, misapplication or disposal of any insurance proceeds or any awards or other sums resulting from condemnation or threat of exercise of the power of eminent domain with respect to the real or personal property encumbered by the Loan Documents in violation of any Loan Document.

    Nothing herein contained shall limit or impair Borrower's liability for the full performance of any other obligations set forth in the Loan Documents, including without limitation, Borrower's obligation to (a) pay all taxes and assessments levied against the Property, (b) keep every part of the Property in first class condition and free and clear of all mechanic's and materialmen's claims and liens and (c) prevent waste to any part of the Property.

     If the foregoing correctly represents your understanding of our agreements on these matters, please so indicate by signing this letter in the space indicated below.

                                   HOME SAVINGS OF AMERICA, F.A.,
                                   a federal savings and loan
                                   association


                                   By:/s/  Raymond L. Rissmann
                                   Raymond L. Rissmann, its Vice
                                   President


ACCEPTED AND AGREED TO THIS
22nd day of November, 1989.


Decade Companies Income
Properties  - A Limited
Partnership, acting herein by
and through Decade Companies,
a Wisconsin general partner-
ship, its sole general partner



By:/s/  Jeffrey Keierleber
   Jeffrey Keierleber, a general partner